Mail Stop 4561

      June 29, 2007

H. Kerr Taylor
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas  77046

RE:	REITPlus, Inc.
Form S-11 filed May 31, 2007
File No. 333-143415

Dear Mr. Taylor:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Prospectus Summary, page 1

3. Please revise the description of your investment strategy to clarify the factors that may lead you to believe that a property
"will become" a premier retail property.

4. Please revise the description of your investment strategy to clarify that a majority of your investments will be in stabilized properties.

Investment Strategy and Objectives, page 1

5. Please briefly describe the circumstances in which it may be appropriate to sell a property.

6. Please include additional summary risk factors that address the fact that you will only acquire properties that the sponsor has passed on and has not decided to allocate to competing programs and that address the sponsor`s right of first offer with respect to any property sales.

Our Structure, page 4

7. Please briefly disclose the purpose of the three entities on the right side of the structure diagram.

Conflicts of Interest, page 4

8. In the first bullet, please quantify the number of other sponsor affiliated projects with which you will compete. In the fifth bullet, please quantify the number of competing programs.

Compensation to Our Advisor and its Affiliates, page 5

9. Please disclose the estimated dollar amounts that may be paid assuming the maximum offering is raised. With respect to up front fees, including acquisition fees, please assume the targeted leverage amount.

10. Please briefly describe the standards you will use in deciding whether or not to pay the initial lease-up and tenant procurement fees that you disclose you "may" pay.

11. Please disclose the amount, or the manner in which the amount will be calculated, of the "one-time payment" that may be made upon the occurrence of certain liquidity events.

Distribution Policy, page 7

12. If you intend to pay dividends from other than cash flow from operations during your ramp-up period, please disclose this fact and address how you will source these distributions. If so, please also include a risk factor regarding the potential consequences of such distributions.

Share Redemption Plan, page 7

13. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See T REIT Inc. (Letter dated
June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc.
(Letter dated June 4, 2004).

14. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and
Hines Real Estate Investment Trust, Inc. (Letter dated June 4,
2004).
To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.

Risk Factors, page 12

15. Please include a separate risk factor that addresses the fees that may be paid upon liquidation. Please include a discussion of the fees the sponsor may receive in connection with an internalization of the advisor in connection with a liquidity event.

You are limited in your ability..., page 13

16. Please disclose the material restrictions on redemptions, including that the source of funds is limited to DRIP proceeds, the limit is 5% of the outstanding measured as of the prior year end, and
2% of the 5 % is limited to redemptions in connection with death.

Our cash distributions..., page 14

17. Please expand your discussion of the consequences of paying dividends from other than FFO to address the impact such payments will have on your ability to pay future dividends.

We depend on the advisor..., page 15

18. Please disclose the "key personnel."

When we determine to sell..., page 16

19. Please disclose that the existence of the ROFO may dissuade third parties from pursuing an acquisition of your properties.

The current market to purchase real estate..., page 19

20. Please disclose how historically low cap rates will pressure your dividend yield.

AMREIT`s Right of First Offer, page 40

21. We note your statement that you anticipate that AMREIT will decline to exercise its ROFO with respect to a substantial portion of your properties, because AMREIT focuses on "Irreplaceable Corners."
However, we also note that a majority of your properties will be "Tomorrow`s Irreplaceable Corners" which you believe will become premier retail properties. Thus it appears that a substantial portion of your properties will satisfy AMREITs investment targets.
Please revise or advise.

Committees of the Board, page 44

22. Please disclose the members of your board committees when known.

Executive Compensation, page 47

23. Please expand your disclosure to address whether you will reimburse the advisor for the services of its personnel, in addition to paying the advisor the various operational fees disclosed on pages
5-7.

Long Term Incentive Plan, page 47

24. Please also disclose the incentive awards that may be granted to the advisor or its employees in the sections of the prospectus related to advisor compensation.

The Advisory Agreement, page 50

25. Please revise the disclosure to clarify when you will reimburse the advisor for the salaries of its employees.

Prior Performance Summary, page 65

26. In the table on page 66, please identify the seven programs with similar investment objectives by footnote or otherwise.

27. Please revise the summary information table to include data for all the sponsor`s prior programs. Refer to Industry Guide 5, Item 8(a).

Supplemental Sales Material, page 107

28. We note your statement that the information contained in the sales material will not conflict with the prospectus. Please be advised that the information in your sales literature should be consistent with the information in the prospectus. Refer to Industry
Guide 5, Item 19.

Where You Can Find Additional Information, page 108

29. Please update the SEC address.  100 F Street, N.E., Washington
DC, 20549.

Table I

30. Please revise the reference to footnote 7.

Table II

31. Please include a footnote for the "Other" expenses to clarify what is included in this line item, especially with respect to Income
& Growth Fund III.

Table III

32. Please confirm to us that the offerings for the AAA Net funds were ongoing in 2002. We note that most of these funds were liquidated in 2002 and none reflect any LP or GP capital contributions after 1996. If not, they should not be included in Table III. Refer to Industry Guide 5, Appendix II.

33. If it is appropriate to include the AAA Net funds, please advise us why you have left portions of the tables blank for 1997-2002.

34. Please revise the references in the AAA Net Developers table to footnotes 5 and 6.

Table V

35. Please revise the table to explain the significance of the first column. Please provide similar disclosure for Table VI.

36. Please revise to include a final column to disclose the excess (deficiency) of property operating cash receipts over cash expenditures.

Table VI

37. Please move Table VI to Part II of the registration statement. Refer to Industry Guide 5, Item 8(b).

Part II

Item 37.  Undertakings

38. Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6).


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-
3413
if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Martin Richards, Esq. (via facsimile)
H. Kerr Taylor
REITPlus, Inc.
June 29, 2007
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